EXHIBIT 21.1

LIST OF SUBSIDIARIES
OF
NPS PHARMACEUTICALS, INC.

- NPS Services, L.C.
  (Nevada limited liability company)

- NPS Holdings Company
  (incorporated in the Province of Nova Scotia, Canada)

- NPS Allelix Inc.
  (incorporated in the Province of Nova Scotia, Canada)

- Cinacalcet Royalty Sub LLC
  (Delaware limited liability company)

- NPS Pharma UK LTD
  (incorporated in the United Kingdom)